Exhibit 99.1

Biofrontera AG: Release of holders of qualifying holdings according to article 43 section 2 WpHG

Announcements of holders of considerable holdings according to article 43 WpHG

Leverkusen (pta042/29.03.2021/17:58) - Release according to § 43 WpHG

Notification of Holdings

By letter dated March 29, 2021, received on the same day, Biofrontera AG received the following notification pursuant to Section 43 (1) WpHG on behalf of Maruho Co. Ltd, Osaka, Japan, and Maruho Deutschland GmbH, Leverkusen, Germany:

“...We refer to the group voting rights notification of Maruho Co. Ltd, Osaka, Japan, dated 2 March 2021 notifying Biofrontera AG in accordance with §§ 33, 34, 37 WpHG that the voting rights share of Maruho Co. Ltd, Osaka, Japan, and Maruho Deutschland GmbH, Leverkusen, (together the “Notifying Parties”) in Biofrontera AG increased from 18.75 % to 23.63 % as of 1 March 2021.

In the name of and acting on the basis of a power of attorney granted by the Notifying Parties, we submit to you the following notification in accordance with § 43 (1) WpHG:

1. The (re-)acquisition of the voting rights took place in connection with the settlement of a share loan. The Notifying Parties confirm their long-term strategic investment in the Issuer.

2. The Notifying Parties do currently not intend to purchase, or acquire by any other means, further voting rights within the next twelve months.

3. The Notifying Parties do currently not intend to exert an influence on the appointment or removal of members of the Issuer’s administrative or managing bodies. It is also currently not intended to cause any changes to the size or composition of the Issuer’s supervisory board. The Notifying Parties may in future, however, seek to propose suitable candidates for membership in the supervisory board in a number proportionate to the size of their shareholding.

4. The Notifying Parties do currently not intend to achieve a material change in the Issuer’s capital structure, in particular as regards the ratio of own funds to external funds and the dividend policy.

5. Since the voting rights were (re-)acquired in connection with the settlement of a share loan, no funds were used for this purpose.”

(end)

emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor Relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq